UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Windtree Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

97382D204

(CUSIP Number)

James Huang

Panacea Venture

No. 5, Lane 1350, Fuxing Middle Road

Xuhui District, Shanghai

China 200031

(86-21) 6176-1101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes

CUSIP No. 97382D204	13D	Page 1 of 3 pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on December 31, 2018 (as amended to date, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Windtree Therapeutics, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 18, 2023, James Huang notified the Board of Directors of the Issuer (the “Board”) of his decision to resign as a member of the Board, effective immediately.

A copy of Mr. Huang’s resignation letter is included as an exhibit to this Amendment No. 3 and is incorporated by reference herein.

Item 7.	Materials to Be Filed as Exhibits.

Exhibit F – James Huang Director Resignation Letter, dated April 18, 2023.

CUSIP No. 97382D204	13D	Page 2 of 3 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2023

Panacea Venture Healthcare Fund I, L.P.
By: Panacea Venture Healthcare Fund GP I, L.P., its general partner
By: Panacea Venture Healthcare Fund GP Company, Ltd., its general partner
By: Panacea Venture Management Company Ltd., its manager

By:	/s/ James Huang
Name:	James Huang
Title:	Founding Managing Partner

Panacea Venture Healthcare Fund GP I, L.P.
By: Panacea Venture Healthcare Fund GP Company, Ltd., its general partner
By: Panacea Venture Management Company Ltd., its manager

By:	/s/ James Huang
Name:	James Huang
Title:	Founding Managing Partner

Panacea Venture Healthcare Fund GP Company, Ltd.
By: Panacea Venture Management Company Ltd., its manager

By:	/s/ James Huang
Name:	James Huang
Title:	Founding Managing Partner

Panacea Venture Management Company Ltd.

By:	/s/ James Huang
Name:	James Huang
Title:	Founding Managing Partner

CUSIP No. 97382D204	13D	Page 3 of 3 pages

James Huang

/s/ James Huang